                                                Filed pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-05535




Prospectus Supplement No. 1, dated April 29, 1997
         (To Prospectus dated April 1, 1997)



                                   [AAI LOGO]





                       APPLIED ANALYTICAL INDUSTRIES, INC.

                                  COMMON STOCK
                          (PAR VALUE $0.001 PER SHARE)




         On April 29, 1997, the Company issued a press release reporting certain financial information for the quarter ended March 31, 1997. A copy of such press release is attached.

[AAI Logo]                                               1206 North 23rd Street
                                                         Wilmington, NC  28105

                                                         910.251.6700
                                                         800.575.4AAI
                                                         Fax: 910.251.6755


FOR IMMEDIATE RELEASE         FOR:       Applied Analytical Industries, Inc.
---------------------
                              CONTACTS:  Mark P. Colonnese
                                         Vice President and
                                         Chief Financial Officer

                                         Kay Thompson
                                         Investor Relations Manager
                                         Applied Analytical Industries, Inc.
                                         910/392-1606

                                         Christine Flaherty
                                         Account Supervisor, IR
                                         Makovsky & Company, Inc.
                                         212/508-9600


            APPLIED ANALYTICAL INDUSTRIES, INC. (AAI) ANNOUNCES FIRST
                         QUARTER 1997 FINANCIAL RESULTS


         Wilmington, North Carolina, April 29, 1997 -- Applied Analytical Industries, Inc. (Nasdaq: AAII) today announced financial results for the first quarter ended March 31, 1997.

         Net sales for the first quarter of 1997 rose 53% to $15.2 million versus net sales of $9.9 million in the first quarter of 1996. Net income for the first quarter of 1997 was $910,000, up 39% from $655,000 in the same period a year ago. Net sales and income for 1997 included results of L.A.B. Gesellschaft fur pharmakologische Untersuchungen mbH & Co., a European contract research organization, acquired by AAI on December 31, 1996. Earnings per share for the first quarter were $0.06 in both current and prior years. The 1997 per share figure includes both the dilutive effect of the acquisition and a 38% increase in outstanding shares to 16.4 million from 11.9 million pro forma shares outstanding in the prior year period. This increase in shares reflects the impact of the Company's initial public offering in September 1996.

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         Quarterly net sales of the Company's core fee-for-service business increased 47% to $13.6 million in 1997 from $9.3 million for the same period in 1996. Licensing revenues for the quarter more than doubled to $1.5 million from $0.7 million reported in first quarter of 1996.

         Commenting on these results, Dr. Frederick Sancilio, Chairman and Chief Executive Officer, stated, "Our operating performance for the quarter in the fee-for-service and internal drug development businesses again demonstrates the synergistic opportunity presented to us in providing both services to our clients. In our fee-for-service business, demand for contract research and development services continues to be strong both domestically and internationally as companies increasingly turn to outsourcing to keep fixed costs down in their own operations. Licensing revenues in the first quarter from our internal drug development business exceeded those earned for the entire year of 1996. Our licensing agreement with Teva Pharmaceuticals, also announced today, contributed to our successful first quarter." Regarding the recent acquisition of L.A.B., Dr. Sancilio concluded, "the integration of AAI and L.A.B. is progressing as expected and we continue to believe that L.A.B. will have a positive impact on earnings in the second half of 1997."

         AAI is a leading contract research and development organization providing pharmaceutical product development and support services to the worldwide pharmaceutical and biotechnology industries. The Company offers a broad range of integrated, value-added services spanning the entire drug life cycle. Additionally, through its internal development program, AAI leverages its expertise to generate revenue by licensing internally developed drugs and drug technologies to pharmaceutical companies.

Information in this press release contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements involve risks and uncertainties that could cause actual results to differ materially, including without limitation, the ability of acquired businesses to be integrated with AAI's operations, actual operational performance, the ability to maintain large client contracts or to enter into new contracts, and other items that may cause the actual results to differ materially which are discussed in the Company's recent Form 10-K for the year ended December 31, 1996, its registration statement on Form S-1, as amended, and other filings with the Securities and Exchange Commission.

                                       -2-

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                       APPLIED ANALYTICAL INDUSTRIES, INC.
                   CONDENSED CONSOLIDATED STATEMENT OF INCOME
                      (In thousands, except per share data)
                                   (Unaudited)



                                              QUARTER ENDED MARCH 31
                                          -------------------------------

                                            1997                   1996
                                          --------                -------

Net Sales                                 $ 15,222                $ 9,925



Costs & Expenses:



Cost of Sales                                7,491                  4,118

Selling                                      1,835                  1,544

General & Administrative                     3,407                  2,273

Research & Development                       1,618                    852

Other Expense/(Income), net                   (632)                    29

                                            13,719                  8,816



Income before Income Taxes                   1,503                  1,109

Income Taxes                                   593                    454

Net Income                                $    910                $   655



Earnings per Share (1)                    $   0.06                $  0.06

Weighted Average Shares (1)                 16,409                 11,918



(1) Weighted average common shares outstanding for 1997 reflects the impact of the issuance of 3,105,000 shares of common stock in the Company's initial public offering, completed on September 19, 1996. The weighted average shares for 1996 are presented on a pro forma basis.


                                       -3-